UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HSW International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Regent Ford Holdings Ltd., 20th Floor, Golden Centre, 188 Des Voeux Road Central, Hong Kong, China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Regent Ford Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,950,000 shares

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 3,950,000 shares

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,950,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the "Common Stock") of HSW International Inc., a Delaware corporation (the "Company"). The Company has principal offices at One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, GA 30326.

Item 2.	Identity and Background
(a)-(c) This statement is filed by Regent Ford Holdings, Ltd., an investment company incorporated in Hong Kong, located at 20th Floor, Golden Centre, 188 Des Voeux Road Central, Hong Kong, China.

(d)-(e) During the past five years, neither Regent Ford Holdings Ltd. nor, to the best knowledge of Regent Ford Holdings Ltd., any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Gifted to Regent Ford Holdings Ltd. by Wei Zhou, the former Chairman and CEO of INTAC International, Inc.

Item 4.	Purpose of Transaction
(a)-(j) Gifted to Regent Ford Holdings Ltd. by Wei Zhou, the former Chairman and CEO of INTAC International, Inc.

Item 5.	Interest in Securities of the Issuer
(a)-(b) As of October 15, 2007, Regent Ford Holdings Ltd. beneficially owned 3,950,000 shares of Common Stock, representing 8.5% of the total number of shares outstanding as of that date.
(c) Gifted.
(d)-(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none

Item 7.	Material to Be Filed as Exhibits
none

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2007
Date
/s/ Flora Chan
Signature
Flora Chan, Secretary
Name/Title